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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 10 Commercials and 23 Executive Jets in 3Q22

•	Until September, Embraer delivered 27 commercial and 52 executive jets
•	Firm order backlog reached US$ 17.8 billion at the 3Q22

São José dos Campos - Brazil, November 7, 2022 – Embraer (NYSE: ERJ; B3: EMBR3) delivered 33 jets in the third quarter of 2022, of which 10 were commercial and 23 were executive jets (15 light and eight midsize). The volume of deliveries is 10% higher compared to the 30 jets delivered in the same period in 2021, when the company delivered nine commercial and 21 executive jets. In the year, the company has delivered a total of 79 aircraft (27 commercial and 52 executive). The firm order backlog ended 3Q22 at US$17.8 billion, stable compared with the last quarter. Embraer reaffirms its 2022 deliveries guidance.

In September, Embraer celebrated the delivery of the 1,700th E-Jet. An E195-E2, acquired by Aircastle, was delivered to KLM Cityhopper during a ceremony in São José dos Campos. The program has been a global success since its start, in 2004. E-Jets have been added by more than 150 airlines and leasing companies’ fleets in 50 countries.

In October, SalamAir, from Oman, and TUI, from Belgium, announced the selection of the E195-E2 to integrate their respective fleets. The Omani airline has signed a firm order for six aircraft, with purchase rights for a further six. Deliveries to SalamAir will be made from the end of 2023. TUI will receive three E195-E2s from AerCap, under a long-term lease agreement.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, and service and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe. Formore information, visit www.embraer.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations